Exhibit 99.1
Shinhan Financial Group redeemed a Redeemable Preferred Shares.

On April 21, 2016, Shinhan Financial Group redeemed all of its Redeemable Preferred Shares, according to the redemption conditions set at the timing of an issuance.

The details of redemption are as follows:

1. Details of Redemption

1) Redeemed Preferred Shares: Series 12 redeemable preferred shares

2) Issuance Date: April 21, 2011

3) No. of shares subject to redemption: 11,100,000 shares

4) Redemption Date: April 21, 2016

5) Redemption Price per share (including accrued interests): KRW 101,696.932

6) Total Redemption Amount: KRW 1,128,835,945,200

(Issue Price: KRW 1,110,000,000,000 & Interests: KRW 18,835,945,200)

2. Number of Shares issued & outstanding

Share Type	Before redemption	After redemption	Change

Common Shares	474,199,587	474,199,587	—

Redeemable Preferred Shares	11,100,000	-	(11,100,000)

Total	485,299,587	474,199,587	(11,100,000)